Exhibit 12.1

Progenics Pharmaceuticals, Inc.

Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Determination of earnings (loss):
Income (loss) from operations	$17,952	$(39,119)	$4,410	$(42,934)	$(35,431)	$10,381
Add:
Fixed charges	173	373	373	710	410	695
Earnings (loss), as adjusted	$18,125	$(38,746)	$4,783	$(42,224)	$(35,021)	$11,076
Fixed charges:
Estimate of interest within rental expense	173	373	373	710	410	695
Fixed charges	$173	$373	$373	$710	$410	$695
Preferred stock dividends	$—	$—	$—	$—	$—	$—
Ratio of earnings (loss) to fixed charges and preferred stock dividends	105	*	13	*	*	16
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$—	$39,119	$—	$42,934	$35,431	$—

(1)	For the years ended 2012, 2013 and 2015, the Company’s coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.